Exhibit (a)(5)(A)
S1 Corporation Announces Final Results of Tender Offer
ATLANTA, Dec 21, 2006 — S1 Corporation (NASDAQ: SONE) today announced the final results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, Eastern Time, on Thursday, December 14, 2006.
S1 has accepted for purchase 10,476,190 shares of its common stock at a price per share of $5.25, including all “odd lots” properly tendered and not withdrawn. These shares represent approximately 14.7% of S1’s currently outstanding shares. S1 has been informed by American Stock Transfer and Trust Company, the depositary for the tender offer, that the final proration factor for the tender offer was 74.7243%.
Based on the final count by the depositary (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 14,017,526 shares of common stock were validly tendered and not withdrawn at prices at or below the $5.25 per share purchase price.
The depositary will promptly issue payment for the shares accepted in the tender offer. Any shares properly tendered and not withdrawn, but not purchased due to proration or conditional tenders, will be returned promptly to stockholders by the depositary.
Following completion of the tender offer, S1 will have approximately 60,643,540 shares of common stock outstanding.
SunTrust Robinson Humphrey served as dealer manager for the tender offer. Morrow & Co., Inc. served as the information agent and American Stock Transfer and Trust Company served as the depositary. Stockholders and investors who have questions or need information about the tender offer may call Morrow & Co. toll-free at (800) 607-0088.
About S1 Corporation
S1 Corporation delivers customer interaction software for financial and payment services and offers unique solution sets for financial institutions, retailers, and processors. S1 employs 1,500 people in operations throughout North America, Europe and Middle East, Africa, and Asia-Pacific regions. Worldwide, more than 3,000 customers use S1 software solutions, which are comprised of applications that address virtually every market segment and delivery channel. S1 partners with best-in-class organizations to provide flexible and extensible software solutions for its customers. Additional information about S1 is available at www.s1.com.